Stradley Ronon Stevens & Young, LLP
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October 29, 2021

Board of Trustees, Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

Re:    Agreement and Plan of Reorganization (“Agreement”) made as of October 1, 2021, by and between Global X Funds, a Delaware statutory trust (in such capacity, the “Acquiring Trust”), on behalf of its series, the Global X FTSE Nordic Region ETF (the “Acquiring Fund”) and Global X Funds, a Delaware statutory trust (in such capacity, the “Target Trust”), on behalf of its series, the Global X MSCI Norway ETF (the “Target Fund”)

Ladies and Gentlemen:

    You have requested our opinion as to certain federal income tax consequences of the Reorganization of the Target Fund, pursuant to which: (1) the transfer of all of the assets of the Target Fund to the Acquiring Fund solely in exchange for (A) the issuance of shares of beneficial interest of the Acquiring Fund (collectively, the “Acquiring Fund Shares” and each, an “Acquiring Fund Share”) to the Target Fund, as well as cash equal in value to fractional shares of the Acquiring Fund otherwise resulting from the Reorganization, and (B) the assumption by the Acquiring Fund of all of the liabilities of the Target Fund on the closing date of the Reorganization (the “Closing Date”), and (2) the distribution by the Target Fund, on or promptly after the Closing Date, of the Acquiring Fund Shares (and cash in lieu of fractional shares, if any) to the shareholders of the Target Fund in complete liquidation of the Target Fund, all upon the terms and conditions in the Agreement. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

    In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Agreement, adopted as of October 1, 2021; (b) the Prospectus/Information Statement provided to

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Board of Trustees, Global X Funds
October 29, 2021

shareholders of the Target Fund dated October 4, 2021; (c) certain representations concerning the Reorganization made to us by the Acquiring Trust, on behalf of the Acquiring Fund, and the Target Trust, on behalf of the Target Fund, in a letter dated October 29, 2021 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

    For purposes of this opinion, we have assumed that the Target Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

    Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter for the Target Fund and the Acquiring Fund, it is our opinion that for federal income tax purposes:

1.The acquisition by the Acquiring Fund of all of the Assets of the Target Fund in exchange for the Acquiring Fund shares (less any cash paid in lieu of fractional shares, if any) and the assumption by the Acquiring Fund of the Liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund shares and cash in lieu of fractional shares, if any, in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Target Fund and Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.
2.No gain or loss will be recognized by the Target Fund upon the transfer of all of its Assets to, and assumption of its Liabilities, by the Acquiring Fund in exchange solely for the Acquiring Fund shares pursuant to Sections 361(a) and 357(a) of the Code.
3.No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the Assets of the Target Fund in exchange solely for the Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund pursuant to Section 1032(a) of the Code.
4.No gain or loss will be recognized by the Target Fund upon the distribution of the Acquiring Fund’s shares to its shareholders in complete liquidation of the Target Fund pursuant to Section 361(c)(1) of the Code.

Board of Trustees, Global X Funds
October 29, 2021

5.The tax basis of the Assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of the Assets to the Target Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.
6.The holding periods of the Assets of the Target Fund received by the Acquiring Fund will include the periods during which such Assets were held by the Target Fund pursuant to Section 1223(2) of the Code.
7.No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of their Target Fund shares for the Acquiring Fund shares, except with respect to cash in lieu of fractional shares, if any, pursuant to Section 354(a) of the Code.
8.The aggregate tax basis of the Acquiring Fund shares received by a shareholder of the Target Fund will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.
9.The holding period of the Acquiring Fund shares received by a shareholder of the Target Fund will include the holding period of the Target Fund shares exchanged therefor, provided that the shareholder held such Target Fund as a capital asset on the date of the Reorganization pursuant to Section 1223(1) of the Code.
10.For purposes of Section 381 of the Code, the Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Department of the Treasury (the “Income Tax Regulations”), the items of the Target Fund described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, if applicable, and the Income Tax Regulations promulgated thereunder.
    Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Fund, the Acquiring Fund or any Target Fund shareholders with respect to any asset as to which any gain or loss is required to be recognized for federal income tax purposes regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

    Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Board of Trustees, Global X Funds
October 29, 2021

    Our opinion is conditioned upon the performance by the Acquiring Trust, on behalf of the Acquiring Fund, and the Target Trust, on behalf of the Target Fund, of the undertakings in the Agreement and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

    We hereby consent to the use of this opinion as an exhibit to the registration statement of each Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of the Acquiring Fund shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

/s/ Stradley Ronon Stevens & Young, LLP [CCS]

Stradley Ronon Stevens & Young, LLP